UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Joint Venture Agreement

On March 10, 2020, CACM Group NY, Inc., (“CACM”) a New York corporation and wholly owned subsidiary of Huitao Technology Co., Ltd., a Cayman Islands company (“HHT” or “We”), entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York, (“Baydolphin”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, CACM and Baydolphin agreed to establish a limited company under the laws of New York, Baytao LLC (the “JV”), which will be the 100% owner of one or more operating entities in the U.S. to engage in the business of after-school education (the “Operating Entities”).

Pursuant to the JV Agreement, CACM shall contribute necessary capital for the Operating Entities to fund their operations and obtain the right to use of certain software platform and other technologies related to it from HHT, which will be provided to the JV and Operating Entities with no charge to facilitate the operation of the Operating Entities and provide online classes to the registered students of Operating Entities, and Baydolphin shall be responsible for managing the Operating Entities with its expertise in after-school education, including but not limited to recruiting and training personnel for the Operating Entities and implementing all promotional and marketing activities incidental to the Operating Entities. Eighty percent (80%) of the net profits or net loss of the joint venture will be distributed to or assigned to CACM and the remaining twenty percent (20%) being distributed to or assigned to Baydolphin.

The foregoing summary of the Joint Venture Agreement is subject to, and qualified in its entirety by, the full text of the form of Joint Venture Agreement, a copy of which are attached hereto as Exhibit 99.1.

Closing of a Private Placement

As disclosed in a Current Report on Form 6-K filed on January 23, 2020, HHT entered into a certain securities purchase agreement (the “SPA”) with Hou Sing International Business Limited (“Hou Sing”) pursuant to which the Company agreed to sell an aggregate of 2,000,000 ordinary shares at a per share purchase price of $1.00 (the “Shares”).

On March 12, 2020, the transaction contemplated by the SPA was consummated after all closing conditions were met and the Company issued the Shares to Hou Sing (the “Private Placement”). The Company received gross proceeds of $2,000,000.

Entry into Letter of Intent for Disposition

We currently have two lines of business: one is the engineering, production and sale of advanced ready-mix concrete for large scale construction projects in Beijing and surrounding area; and the other is the early childhood education service business which provide a smart education system to day cares and preschools in China. The concrete business is carried out by Xin Ao Construction Materials, Inc. (“Xin Ao”), which controls Beijing Xin Ao Concrete Group Co., Ltd. (“‘Beijing Xin Ao) via certain contractual arrangement. The Company’s recently acquired education service business is carried out via the Company’s wholly owned subsidiary, Sunway Kids International Education Group Ltd. (“Sunway Kids”), which controls Chengdu Hengshanghui Education Consulting Co., Ltd. via certain contractual arrangement.

Prior to acquisition of Sunway Kids in February 2020, our core business has been the concrete business. Our concrete business is highly affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environment laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of Beijing Xin Ao were also severely affected. As a result of the Company’s deteriorating cash position, we defaulted on bank loans and experienced a substantial increase in contingent liabilities. As of June 30, 2019, there was a default on a bank loan of $24,686,899. As of June 30, 2019, Beijing Xin Ao became subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalties of $1.3 million). During the years ended June 30, 2019 and 2018, there were additional estimated claims of approximately $3.5 million and $2.8 million, respectively.

On November 18, 2019, we received a letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with maintaining the minimum of $2.5 million in stockholders’ equity requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1). On January 21, 2020, we received a letter (“Delisting Letter”) from Nasdaq notifying the Company that Nasdaq had determined to delist the Company’s securities from Nasdaq based upon the Company’s non-compliance with Nasdaq Listing Rule 5550(b)(1), unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company timely requested a hearing before the Panel and the Company is now awaiting the Panel’s decision. As discussed in more detail below, the Company believes it has taken certain actions to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market and the Company is filing this Current Report to evidence such compliance.

The Company believes it would be very difficult, if possible at all, to turn around the concrete business. Although as of the date of this Current Report, the Company’s shareholders’ equity exceeds the minimum Nasdaq requirement of $2.5 million as discussed in detail below, management believes that the continued operation of the concrete business would pose challenges to maintaining the necessary minimum stockholder equity requirement over the long term. As such, the Company has been actively seeking to dispose the concrete business after the acquisition of Sunway Kids.

In that regard, on March 11, the Company, Xin Ao and Mr. Xianfu Han and Mr. Weili He (the “Purchasers”) entered into a non-binding letter of intent (“LOI”) pursuant to which the parties will pursue entering into a definitive agreement for the Purchasers to purchase all the issued and outstanding capital of Xin Ao from the Company for a purchase price to be determined, within the range of $500,000 to $1,000,000.

Stockholder Equity As of the Date of the Current Report

As disclosed in Current Report on Form 6-K filed on February 14, 2020, the Company completed the acquisition (the “Acquisition”) of Sunway Kids and issued 1,989,262 ordinary shares of the Company valued at approximately $4.18 million to the shareholders of Sunway Kids on February 14, 2020. Pursuant to the Acquisition agreement, the shareholders of Sunway Kids have the opportunity to earn additional cash consideration of up to $2 million based on achieving certain financial milestones over a five-year period that began on the date of closing of the Acquisition.

As disclosed in Current Report on Form 6-K filed on March 9, 2020, Hou Sing entered into certain loan assignment agreements dated January 15, 2020 with certain employees of the Beijing Xin Ao who had an outstanding debt to Beijing Xin Ao in the aggregate amount of approximately $4.26 million and delivered the full payment to the employees (the “Assigned Debt”). On January 15, 2020, the Company’s board of directors approved the conversion of the Assigned Debt as well as the conversion of debt in the aggregate amount of approximately $0.98 million that Beijing Xin Ao owed to Messrs. Xianfu Han, Weili He and an employee, at a per share conversion price of $1.54. The Company issued an aggregate of 3,403,037 ordinary shares of the Company to Hou Sing and Messrs. Xianfu Han, Weili He and the employee as a result of conversion of the aforementioned outstanding debts in the aggregate amount of approximately $5.24 million (the “Debt Conversion”).

As a result of the consummation of the Acquisition, Debt Conversion and Private Placement, the Company believes its stockholders’ equity exceeds The Nasdaq Capital Market continued listing requirement of $2.5 million, as set forth in Nasdaq Listing Rule 5550(b) as of the date of this Current Report.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and HHT’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Joint Venture Agreement by and between CACM Group NY, Inc. and Baydolphin, Inc., dated March 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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